amended



15025955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III**

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SEC FILE NUMBER
8-53062

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/14___ AND ENDING ___12/31/14___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WILLOW COVE INVESTMENT GROUP, INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16486 BERNARDO CENTER DRIVE #378
                                    (No. and Street)

SAN DIEGO	CA	92128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stanley Mroz   760-340-1945
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAVARAN ASKELSON & COMPANY

                    (Name – if individual, state last, first, middle name)

32565 B GOLDEN LANTERN #509 DANA POINT	CA	92629
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

$\frac{\mathcal{OP}}{3/31/15}$

OATH OR AFFIRMATION

I, MICHAEL LOSSE , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILLOW COVE INVESTMENT GROUP, INC. , as of DECEMBER 31 , 20 14 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of SAN DIEGO

Subscribed and sworn to (or affirmed) before me

on this 24 day of MARCH , 20 15 .

by MICHAEL LOSSE

personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: Notary Public

_____
Signature

PRESIDENT
Title

GREGG MILLER
Commission # 1994934
Notary Public - California
San Diego County
My Comm. Expires Nov 18, 2016

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Shareholders
Willow Cove Investment Group, Inc.

We have audited the accompanying statements of Willow Cove Investment Group, Inc. (a California corporation) which comprises the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in Stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Willow Cove Investment Group, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Willow Cove Investment Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, IV and V has been subjected to audit procedures performed in conjunction with the audit of Willow Cove Investment Group, Inc.'s financial statements. The supplemental information is the responsibility of Willow Cove Investment Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Tarvaran Askelson & Company, LLP

Laguna Niguel, California
February 27, 2015



WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Financial Condition
December 31, 2014

ASSETS

Current assets:		
Cash	$	9,685
Receivable from clearing organization		23,276
Deposit with clearing organization		15,500
Securities owned		6,325
Prepaid expenses and other assets		72
Total current assets		54,858
Property and equipment, net (Note 2)		796
Total assets	$	55,654

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	19,853
Noncurrent liabilities		
Accounts payable and accrued expenses		6,000
Common stock, no par value; 25,000 shares authorized;		
1,000 shares issued and outstanding		100
Additional paid-in capital		424,662
Accumulated deficit		(394,961)
Total stockholders' equity		29,801
Total liabilities and stockholders' equity	$	55,654

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Operations
For the year ended December 31, 2014

Revenues:		
Commissions	$	180,693
Consulting income		98,805
Interest income		47
Net realized gain (loss) on securities		26,087
Net unrealized gain (loss) on securities		(73,364)
Total revenues		232,268
Operating expenses:		
Commissions		98,061
Clearing charges		24,470
Professional fees		17,323
Regulatory		4,843
Compensation and related		30,062
Communications		4,619
Rent		2,400
Office expense		12,940
Other		19,380
Total operating expenses		214,098
Total operating income		18,170
Other expense		
Goodwill impairment		
Income before provision for income taxes		18,170
Provision for income taxes (Note 2)		-
Net Income	$	18,170

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Stockholders' Equity
For the year ended December 31, 2014

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares outstanding	Amount			
Balance, December 31, 2013	1,000	$ 100	$ 424,662	$ (413,141)	$ 11,621
Capital contributions	-	-		-	-
Distributions to Parent	-	-		-	-
Net Gain	-	-	-	18,180	18,180
Balance, December 31, 2014	1,000	$ 100	$ 424,662	$ (394,961)	$ 29,801

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Cash Flows
For the year ended December 31, 2014

Cash flows from operating activities

Net Gain	$	18,180
Adjustments to reconcile net loss to net cash used by operating activities:		
Realized (gain) loss on marketable securities, net		(79,689)
Unrealized (gain) loss on marketable securities, net		73,364
Goodwill impairment		
Decrease (increase) in assets		
Deposit with clearing organization		-
Receivable from clearing organization		(17,249)
Prepaid expenses and other assets		(14)
Deposits		-
(Decrease) increase in liabilities		
Accounts payable and accrued expenses		7,741
Net cash flows used by operating activities		2,390

Cash flows from Investing activities

Purchase of Fixed Assets		(853)
Net Cash flows provided by investing activities		(853)

Cash flows from financing activities

Capital contributions		-
Net cash flows provided by financing activities		-

Net increase (decrease) in cash		1,537
Cash at beginning of year		8,148
Cash at end of year	$	9,685

1.   ORGANIZATION

Willow Cove Investment Group, Inc. (the "Company") is a registered broker dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the following business activities: (1) retailing corporate equity securities over-the-counter, (2) retailing corporate debt securities, (3) underwriter or seller group participant (corporate securities other than mutual funds) on best effort basis only, (4) mutual fund retailer via subscription applications, (5) private placement of securities. (6) merger and acquisition services, (7) advisory services for memorandum and document development, (8) syndication advisory services and (9) corporate finance due diligence. All securities transactions for the accounts of its customers are cleared through another broker-dealer on a fully disclosed basis.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers cash equivalents to be all highly liquid debt instruments purchased with an original maturity date of three (3) months or less.

Revenue Recognition.

Security transactions and the related commission revenue are recorded on a trade date basis.

Property and Equipment

Property and equipment consists of office furniture and equipment recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, currently five to seven years. The Company has approximately $9,800 of office equipment, which was fully depreciated as of December 31, 2014.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require us to develop our own assumptions. This hierarchy requires companies to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including our marketable securities.

The Company's cash equivalents and marketable securities instruments are classified within Level 1 and Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker-dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The types of instruments valued based on other observable inputs include investment-grade corporate bonds, mortgage-backed and asset-backed products, commercial paper, and state, municipal and provincial obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

Goodwill

Goodwill represents the excess purchase price paid by the Parent for 100% of the Company over the fair value of the tangible and intangible assets and liabilities of the Company at August 6, 2001, the date of acquisition. Goodwill is not being amortized, but instead will be subject to an annual assessment of impairment by applying a fair-value test. The Company evaluates the carrying value of goodwill each fiscal year. As part of the evaluation, the Company compares the carrying value of goodwill with its fair value to determine whether there has been impairment. As of December 31, 2014, the Company impaired the goodwill.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Income Taxes.

The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

3.   **SECURITIES OWNED**

Securities owned are bought and held principally for the purpose of selling them in the near term and, are classified as trading securities. Trading securities are carried at fair value based on quoted market prices, with the change in fair value during the period included in earnings.   December 31, 2014 consisted solely of marketable equity securities

	Gross Unrealized Gain	Gross Unrealized Loss
Trading securities:		
Marketable equity securities	$ (73,364)	$ -

	Gross Realized Gain	Gross Realized Loss
Trading securities:		
Marketable equity securities	$ -	$ 26,087

Sales proceeds from marketable securities		$ 29,806

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Cash	$ 25,185	$ -	$ -	$ 25,185
Marketable Securities	6,325	$ -	$ -	$ 6,325
	$ 31,510	$ -	$ -	$ 31,510

5. COMMITMENTS AND RISKS

Operating Leases

The Company leased office space under a non-cancelable operating lease, which expires in January, 2017. The future minimum payments under the lease are as follows:

For the year ended December 31,	Amount
2015	$ 2,546
2016	2,623
2017	219
After 2017	-
	$ 5,387

Risks

The Company operates in a highly regulated environment. The Company is subject to rules and regulations of federal and state regulatory agencies. Such rules and regulations are subject to change at any time, which may provide additional regulatory and administrative costs to the Company.

<u>Settlement of Securities Transactions</u>

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2014, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had a net capital of $23,284 that was $18,284 in excess of the net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital at December 31, 2014 was 1.11 to 1.

7. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 27, 2015, the date on which the financial statements were issued

SUPPLEMENTAL INFORMATION

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2014

Net Capital:

Total stockholder's equity from statement of financial condition			$ 29,801
Deductions:			
Non-allowable assets:			
Securities owned	$	5,531	
Prepaid expenses		72	
Property and equipment, net (Note 2)		796	
			6,399
Tentative net capital			23,402
Haircuts on securities			
Options and securities	$	119	
Undue concentration		-	
			119
Net capital			$ 23,283
Total aggregate indebtedness			$ 25,853
Minimum net capital required			$ 5,000
Net capital surplus			$ 18,283
Ratio of aggregate indebtedness to net capital			1.11 to 1
Reconciliation with Company's computation:			
Net capital as reported in Company's Part II-A (unaudited) FOCUS report			$ 23,283
Net capital per above			$ 23,283

11

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2014

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2014

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule IV
Schedule of Changes in Liabilities Subordinated to Claims of Creditors
as of December 31, 2014

Not Applicable



Report of Independent Registered Public Accounting Firm

Board of Directors
Willow Cove Investment Group, Inc.

We have reviewed management's statements in Schedule V included in the accompanying financial statements, in which (1) Willow Cove Investment Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Willow Cove Investment Group, Inc. claimed an exemption from 17 C.F.R. § 540.15c3-3(2)(ii) (the " exemption provisions") and (2) Willow Cove Investment Group, Inc. stated that Willow Cove Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Willow Cove Investment Group, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Willow Cove Investment Group, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements in Schedule V. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements in Schedules II referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k), (2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 27, 2015





TARVARAN, ASKELSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Agreed-Upon Procedures Report On Schedule of Assessment and Payments (Form SIPC-7)

To the Members
Willow Cove Investment Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014 which were agreed to by Willow Cove Investment Group, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Willow Cove Investment Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Willow Cove Investment Group, Inc.'s management is responsible for Willow Cove Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences.



32565 B Golden Lantern, Suite 509, Dana Point CA 92629
Office: (949) 525-8688   WWW.TACLLP.COM   Fax: (949) 606-0329


TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
February 27, 2015